Exhibit 99.1

China Hydroelectric Corporation Announces Record Results for the Second Quarter of Fiscal 2012

-	Q2 2012 revenue of $33.9 million increased 72% year-over-year
-	Adjusted EBITDA increased by 82% year-over-year to $24.9 million
-	GAAP net income for the second quarter and year to date of $7.7 million and $8.5 million, respectively, vs. $1.4 million and $7.0 million loss in the comparable prior year periods
-	Fujian and Zhejiang precipitation for the quarter and year to date exceeded average levels; Yunnan has continued to experience less than average precipitation

NEW YORK, August 16, 2012 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced its financial results for the three and six months ended June 30, 2012.

“Management is very pleased with the Company’s record consolidated net revenue, gross profit, operating income and EBITDA for the second quarter of 2012, as well on a year to date basis, with all of our power projects fully functioning in accordance with design. Our operating results were boosted by the above average precipitation experienced in Fujian and Zhejiang provinces, which amounted to 131% and 114% of average precipitation, respectively. We also received higher tariffs for some of our power projects in the second quarter. These results are in sharp contrast to those for the three and six months of 2011 when precipitation levels in all four provinces where we have power projects were materially below historical average levels,” stated Mr. John D. Kuhns, Chairman and Chief Executive Officer.

“Along with these positive trends in operating results, the bank lending market in China has improved. While our ability to borrow remains somewhat challenging, we have been able to secure a total of $74.2 million through borrowings from banks and non-financial institutions so far this year, well ahead of what we had expected at the beginning of the year. As previously announced, we are pursuing the sale of one of our power projects. If a definitive agreement is reached, we believe the sales proceeds would substantially meet our current liquidity needs. Simultaneously, we continue to explore other financing alternatives, including capital raising from off-shore debt markets in Hong Kong and the United States. With the Company’s share price continuing to trade at a depressed level, we believe seeking working capital and expansion financing by issuing equity securities would be unacceptably dilutive to our shareholders,” Mr. Kuhns continued.

Mr. Kuhns concluded, “On a macro level, we are encouraged that recent fiscal and monetary actions by the Chinese government and monetary authorities will provide a boost to the economic and financing environment in China.”

General

The following table presents data concerning precipitation levels for the regions and the periods indicated. Precipitation is the principal factor affecting revenue, profitability and cash provided by operations as it determines the amount of electric power produced and sold by the Company’s hydroelectric facilities. The various provinces in which the Company operates are generally subject to different weather patterns or systems and precipitation fluctuates from region to region and quarter to quarter. On a total portfolio basis the Company’s facilities experienced below average precipitation in the first and second quarters of 2011 and above average precipitation in the first and second quarters of 2012.

Precipitation – Percent of Long-Term Average *

Province	Q2 2012	Q2 2011	YTD 2012	YTD 2011

Zhejiang	131%	80%	140%	71%
Fujian	114%	56%	122%	52%
Yunnan	90%	153%	86%	100%
Total Company	110%	75%	117%	75%

Province	Fiscal 2011	Fiscal 2010	Fiscal 2009

Zhejiang	70%	130%	91%
Fujian	62%	114%	75%
Yunnan	86%	N/M	N/M
Total Company	84%	120%	85%

*Source: Data collected by the Company as well as by provincial and national meteorological recording stations N/M – Not material, N/A – Not available

The following presents some key comparative financial and other information:

Summary Data	Q2 2012	Q2 2011	% Change	First Half 2012	First Half 2011	% Change

Continuing Operations
Electricity sold (millions kWh)	622.2	445.6	40%	1,057.1	678.4	56%
Effective tariff (RMB/kWh)	0.37	0.31	19%	0.36	0.32	13%
Average effective utilization rate	52.9	37.4	41%	45.1	28.9	56%
Revenues (millions)	$33.9	$19.7	72%	$56.4	$30.7	84%
Gross profit (millions)	$24.4	$11.8	107%	$38.4	$15.7	145%
Adjusted EBITDA (millions) (1)	$24.9	$13.7	82%	$41.8	$19.3	117%
GAAP net income/(loss) (millions)	$7.7	($1.4)	650%	$8.5	($7.0)	221%
GAAP net income/(loss) per ADS	$0.14	($0.03)	567%	$0.16	($0.14)	214%
Non-GAAP net income/(loss) (millions) (2)	$6.4	($0.2)	3300%	$8.2	($4.6)	278%
Non-GAAP net income/(loss) per ADS (2)	$0.12	($0.00)	100%	$0.15	($0.09)	267%
Net income from discontinued operations (millions)	—	$0.26	N/A	$1.4	$0.3	367%

(1)	See “Net income/(loss) to adjusted EBITDA reconciliation” below
(2)	See “GAAP net income/(loss) to non-GAAP net income/(loss) reconciliation” below

Second Quarter Ending June 30, 2012 Financial and Operational Results

Revenues

Revenues, net of value added taxes, from continuing operations for the three months ended June 30, 2012 were $33.9 million, an increase of 72%, or $14.2 million, from $19.7 million for the three months ended June 30, 2011. This increase was due principally to better than average hydrological conditions in Zhejiang and Fujian provinces in the current quarter compared to the prior year quarter and a higher effective tariff rate due to the mix of revenue from the respective provinces.

The Company sold 622.2 million kWh from continuing operations in the three months ended June 30, 2012, an increase of 176.6 million kWh, or 40%, from 445.6 million kWh sold in the three months ended June 30, 2011.

The consolidated effective utilization rate from continuing operations for the three months ended June 30, 2012 was 52.9%, compared to 37.4% in the three months ended June 30, 2011. The higher consolidated effective utilization rate in the current period was principally the result of above average precipitation in Zhejiang and Fujian provinces compared to below average precipitation in the three months ended June 30, 2011, offset by below average precipitation in Yunnan province.

The effective tariff increased from RMB 0.31/kWh in the three months ended June 30, 2011 to RMB 0.37/kWh in the three months ended June 30, 2012. The increase of 19% was caused by a higher relative revenue contribution from projects located in Fujian and Zhejiang provinces, where tariffs are higher than in Yunnan province.

Cost of Revenues

Cost of revenues for the second quarter of 2012 was $9.5 million, as compared to $7.9 million for the second quarter of 2011, primarily due to greater variable costs as a result of more favorable rainfall in the second quarter of 2012. Cost of revenues as a percentage of revenues decreased to 28% for the second quarter of 2012, from 40% in the second quarter of 2011, because the percentage increase in revenue was much higher than the percentage increase in cost of revenues. The decrease of cost of revenues as a percentage of revenues is attributable to the fixed nature of expenses included in cost of revenues. Depreciation and amortization, non-cash expenses included in cost of revenues from continuing operations, was $5.8 million for the second quarter of 2012, as compared to $5.5 million for the second quarter of 2011.

Gross Profit and Margin

Gross profit was $24.4 million for the second quarter of 2012, an increase of $12.6 million, from $11.8 million in the second quarter of 2011. Gross margin for the second quarter of 2012 was 72% compared to 60% in the same period of 2011 due primarily to high gross margins earned by higher tariffs for projects in Fujian and Zhejiang provinces attributable to greater revenues and the fixed nature of expenses included in cost of revenues.

Operating Expenses

General and administrative expenses (“G&A expenses”) for the second quarter of 2012 were $4.6 million, or 14% of revenues, compared to $5.1 million, or 26% of revenues for the second quarter of 2011. G&A expenses decreased $0.5 million due to lower stock-based compensation expense in the current period as a result of unamortized cost of stock-based compensation pertaining to 2009 and 2010 stock option grants being written off in the fourth quarter of 2011, as well as certain cost saving measures.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA attributable to China Hydroelectric Corporation shareholders was $24.9 million for the second quarter of 2012 compared to $13.7 million for the second quarter of 2011. Adjusted EBITDA margin increased to 74% for the second quarter of 2012 compared to 69% in the same period of 2011 due to effect of favorable hydrological factors in Zhejiang and Fujian provinces as well as tariff increases received by six of the Company’s projects this year.

Interest Expenses

Interest expense, net, was $7.3 million during the second quarter of 2012 compared to $5.7 million in the same period of 2011. The increase was primarily due to an increase in the average bank interest rate incurred.

GAAP and Non-GAAP Net Income / Loss

Net income attributable to China Hydroelectric Corporation shareholders and ordinary shareholders was $7.7 million in the second quarter of 2012 compared to net loss of $1.4 million in the same period in 2011 principally due to more favorable hydrological factors.

Non-GAAP net income was $6.4 million, or $0.12 net income per ADS, for the second quarter of 2012 compared to net loss of $0.2 million, or $0.00 net loss per ADS, for the second quarter of 2011. For a reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Weighted average American Depository Shares used in the second quarter 2012 and 2011 earnings per share calculation were 54.0 million ADS, representing 162.0 million ordinary shares, and 51.1 million ADS, representing 153.3 million ordinary shares, respectively.

Six Months Ending June 30, 2012 Financial and Operational Results

Revenues

Revenues, net of value added taxes, from continuing operations for the six months ended June 30, 2012 were $56.4 million, an increase of 84%, or $25.7 million, from $30.7 million for the six months ended June 30, 2011. This increase was due principally to better than average hydrological conditions in Zhejiang and Fujian provinces in the current period compared to the prior year period and a higher effective tariff rate due to the mix of revenue from the respective provinces.

The Company sold 1,057.1 million kWh from continuing operations in the six months ended June 30, 2012, an increase of 378.7 million kWh, or 56%, from 678.4 million kWh sold in the six months ended June 30, 2011.

The consolidated effective utilization rate from continuing operations for the six months ended June 30, 2012 was 45.1%, compared to 28.9% in the six months ended June 30, 2011. The higher consolidated effective utilization rate in the current period was principally the result of above average precipitation in Zhejiang and Fujian provinces compared to below average precipitation in the six months ended June 30, 2011, offset by below average precipitation in Yunnan province.

The effective tariff increased from RMB 0.32/kWh in the six months ended June 30, 2011 to RMB 0.36/kWh in the six months ended June 30, 2012. The increase of 13% was caused by a higher relative revenue contribution from projects located in Fujian and Zhejiang provinces, where tariffs are higher than in Yunnan province.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2012 was $18.0 million, as compared to $15.1 million for the six months ended June 30, 2011, primarily due to greater variable costs as a result of more favorable rainfall in the first half of 2012. Cost of revenues as a percentage of revenues decreased to 32% for the six months ended June 30, 2012, from 49% in the six months ended June 30, 2011, because the percentage increase in revenue was much higher than the percentage increase in cost of revenues. The decrease of cost of revenues as a percentage of revenues is attributable to the fixed nature of expenses included in cost of revenues. Depreciation and amortization, non-cash expenses included in cost of revenues from continuing operations, was $11.6 million for the six months ended June 30, 2012, as compared to $10.9 million for the six months ended June 30, 2011.

Gross Profit and Margin

Gross profit was $38.4 million for the six months ended June 30, 2012, an increase of $22.7 million, from $15.7 million in the six months ended June 30, 2011. Gross margin for the six months ended June 30, 2012 was 68% compared to 51% in the same period of 2011 due primarily to high gross margins earned by higher tariff for projects in Fujian and Zhejiang provinces attributable to greater revenues and the fixed nature of expenses included in cost of revenues.

Operating Expenses

General and administrative expenses (“G&A expenses”) for the six months ended June 30, 2012 were $8.7 million, or 15% of revenues, compared to $10.1 million, or 33% of revenues for the six months ended June 30, 2011. G&A expenses decreased $1.4 million due to lower stock-based compensation expense in the current period as a result of unamortized cost of stock-based compensation pertaining to 2009 and 2010 stock option grants being written off in the fourth quarter of 2011, as well as certain cost saving measures.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA attributable to China Hydroelectric Corporation shareholders was $41.8 million for the six months ended June 30, 2012 compared to $19.3 million for the six months ended June 30, 2011. Adjusted EBITDA margin increased to 74% for the six months ended June 30, 2012 compared to 63% in the same period of 2011 due to the effect of favorable hydrological factors in Zhejiang and Fujian provinces.

Interest Expenses

Interest expense, net, was $15.2 million during the six months ended June 30, 2012 compared to $11.5 million in the same period of 2011. The increase was primarily due to an increase in the average bank interest rate incurred.

GAAP and Non-GAAP Net Income / Loss

Net income attributable to China Hydroelectric Corporation shareholders and ordinary shareholders was $8.5 million in the six months ended June 30, 2012 compared to net loss of $7.0 million in the same period in 2011 principally due to a gain from the sale of the Yuanping hydroelectric power project and more favorable hydrological factors.

Non-GAAP net income was $8.2 million, or $0.15 net income per ADS, for the six months ended June 30, 2012 compared to net loss of $4.6 million, or $0.09 net loss per ADS, for the six months ended June 30, 2011. For a reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Weighted average American Depository Shares used in the six months ended June 30, 2012 and 2011 earnings per share calculation were 54.0 million ADS, representing 162.0 million ordinary shares, and 51.1 million ADS, representing 153.3 million ordinary shares, respectively.

Liquidity

As of June 30, 2012, we had a working capital deficiency of $127.5 million (compared to $138.7 million at December 31, 2011). Given the use of leverage to finance acquisitions and the construction of power projects, the Company will normally be in a working capital deficiency position. We continue to seek to raise funds through various means, including, among other things, additional asset sales, borrowings from banks and other non-financial institutions. However, although management remains hopeful that additional liquidity can be secured, our ability to obtain additional funding necessary to meet our debt obligations, whether through bank borrowings or otherwise, cannot be assured. While the Company continues to focus on addressing its liquidity issues, the Company’s liquidity condition raises substantial doubt about its ability to remain a going concern.

Management has been closely monitoring costs and intends to restrict such costs to those expenses that are essential to our operations. Management has been actively pursuing various means of securing additional financing, including assets sales, borrowings from banks and other financial and non-financial institutions. Since January 1, 2012, the Company raised a total of $74.2 million through borrowings from banks and other non-financial institutions, including three new financings since June 30, 2012: a replacement bank loan in the amount of RMB 130 million ($20.5 million) with a term of eight years, a replacement bank loan in the amount of RMB 160 million ($25.2 million) with a term of ten years and a sales lease buyback financing in the amount of RMB 45 million ($7.1 million) with a term of three years. Our revenue and cash flow have also benefited from the favorable effect of above average precipitation. However, we cannot make any assurances that our cost reduction efforts will be effective or that any additional financing will be completed on a timely basis, on acceptable terms or at all. In the event that we fail to raise funds sufficient to meet our liquidity needs, we may be forced to substantially curtail our operations or otherwise take measures that would materially and adversely affect our business, results of operations and business prospects.

Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Should the going concern assumption not be appropriate and we are not able to realize our assets and settle our liabilities, commitments and contingencies in the normal course of operations, adjustments would be required to our consolidated financial statements to the amounts and classifications of assets and liabilities, and these adjustments could be significant.

Business Updates

The following table shows the operating projects acquired and sold since the beginning of 2011.

Project Name	Date Acquired/(Sold)	Capacity

Dazhaihe Acquisition (100% interest)	April 10, 2011	15.0 MW
Yuanping Sale (100% interest)	(March 2, 2012)	(16.0 MW	)

Current Total		(1.0 MW	)

The sale of the Yuanping power project resulted in a gain of $1.84 million.

Business Outlook for Full Year 2012

As of the date of this release, rainfall in the third quarter of 2012 has been well above that of the same period in 2011 and more in line with 2010’s above average level, particularly in Fujian and Zhejiang provinces, our higher tariff regions. However, the impact that the rest of this year’s rainfall will have on the Company’s full year results remains uncertain at this time as the precipitation levels in the upcoming quarters are not known.

Non-GAAP Net Income Figures

Non-GAAP net income for the six months ended June 30, 2011 and 2012 and the second quarter of 2011 and 2012, excludes the following non-cash charges: stock-based compensation expenses; exchange gains or losses and the change in fair value of warrant liabilities. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Net Income to Adjusted EBITDA Reconciliation

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, change in fair value of warrant liabilities, provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets, impairment loss on long-lived assets, and impairment loss on goodwill. For further details, see the table entitled “Net income/(loss) to adjusted EBITDA reconciliation.”

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific) / 9:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Friday, August 17, 2012 to discuss its second quarter 2012 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941-2068 or (International) +1-480-629-9712, and enter pass code 4559580. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this link: http://public.viavid.com/index.php?id=101481, or at ViaVid’s website at http://viavid.com.

A playback will be available through August 31, 2012, by dialing (US) +1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 4559580.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 547.8 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

Interim Financial Information

This release contains unaudited financial information which in the opinion of management includes all adjustments and normal accruals necessary for a fair presentation of financial position and the comparative results of operations and cash flows which are subject to year-end audit adjustments which could be significant. Results of operations for interim periods are not necessarily indicative of those to be achieved or expected for the entire year. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), have been condensed or omitted.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net income/(loss) to adjusted EBITDA reconciliation” and “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations China Hydroelectric Corporation Phone: +1-646-467-9810 Email: john.donahue@chinahydroelectric.com	Scott Powell, Senior Vice President MZ Group Phone: +1-212-301-7130 Email: scott.powell@mzgroup.us

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ 000’s, except for share and per share data)

	Three Months Ended		Six Months Ended

	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Continuing Operations:
Revenues	33,884	19,746	56,412	30,724
Cost of revenues	(9,526)	(7,903)	(18,031)	(15,051)

Gross profit	24,358	11,843	38,381	15,673

Operating expenses
General and administrative expenses	(4,551)	(5,057)	(8,732)	(10,149)

Total operating expenses	(4,551)	(5,057)	(8,732)	(10,149)

Operating income	19,807	6,786	29,649	5,524

Interest income	6	7	14	40
Interest expense	(7,306)	(5,746)	(15,217)	(11,051)
Changes in fair value of warrant liabilities	1,361	—	352	—
Exchange gain (loss)	57	(178)	46	(464)
Other income (loss), net	(241)	(64)	(384)	159

Income (Loss) before income tax expenses	13,684	805	14,460	(5,792)

Income tax expense	(5,781)	(2,455)	(7,228)	(1,765)

Net income (loss) from continuing operations	7,903	(1,650)	7,232	(7,557)

Net income from discontinued operations	—	256	1,383	333

Net income (loss)	7,903	(1,394)	8,615	(7,224)

Net (income) loss attributable to non-controlling interests	(209)	12	(136)	232

Net income (loss) attributable to China Hydroelectric Corporation shareholders	7,694	(1,382)	8,479	(6,992)

- Continuing operations	7,694	(1,650)	7,096	(7,325)

- Discontinued operations	—	256	1,383	333

Other Comprehensive income, net of taxes
Foreign currency translation adjustments	(1,999)	5,499	(2,374)	9,728

Other comprehensive income (loss)	(1,999)	5,499	(2,374)	9,728

Comprehensive income	5,915	4,105	6,238	2,504
Less: comprehensive income (loss) attributable to non-controlling interest	220	(12)	133	(232)

Comprehensive income attributable to CHC shareholders	5,695	4,117	6,105	2,736

GAAP net income (loss) per ADS - basic and diluted	0.14	(0.03)	0.16	(0.14)
From continuing operation	0.14	(0.04)	0.13	(0.15)
From discontinued operation	0.00	0.01	0.03	0.01
GAAP net income (loss) per share - basic and diluted	0.05	(0.01)	0.05	(0.05)
From continuing operation	0.05	(0.01)	0.04	(0.05)
From discontinued operation	0.00	0.00	0.01	0.00

Weighted average American Depository Shares - basic and diluted	53,996,366	51,098,505	53,996,366	51,098,505
Weighted average ordinary shares - basic and diluted	161,989,097	153,295,516	161,989,097	153,295,516

CHINA HYDROELECTRIC CORPORATION
GAAP NET INCOME/(LOSS) TO NON-GAAP NET INCOME/(LOSS)RECONCILIATION
(In US $000’s)

	Three Months Ended		Six Months Ended

	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Net income (loss) attributable to ordinary shareholders	7,694	(1,382)	8,479	(6,992)
Non-GAAP adjustments:
Stock-based compensation expense (1)	154	1,002	154	1,922
Exchange (gain) loss	(57)	178	(46)	464
Change in fair value of warrant liabilities(2)	(1,361)	—	(352)	—

Non-GAAP net income (loss)	6,430	(202)	8,235	(4,606)

Non-GAAP net income (loss) per ADS – basic and diluted (3)	0.12	0.00	0.15	(0.09)
From continuing operation	0.12	(0.01)	0.13	(0.10)
From discontinued operation	0.00	0.01	0.02	0.01
Non-GAAP net income (loss) per ordinary share – basic and diluted	0.04	0.00	0.05	(0.03)
From continuing operation	0.04	0.00	0.04	(0.03)
From discontinued operation	0.00	0.00	0.01	0.00

Weighted average American depository shares – basic and diluted	53,996,366	51,098,505	53,996,366	51,098,505
Weighted average ordinary shares – basic and diluted	161,989,097	153,295,516	161,989,097	153,295,516

(1) Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(2) Warrant liabilities Related Items: We provide non-GAAP information relative to the change in fair value of warrant liabilities. We include the change in fair value of warrant liabilities in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“FASB ASC Topic 815”). Because of varying available valuation methodologies, and subjective assumptions, which affect the calculations of the change in fair value of warrant liabilities, we believe that the exclusion of the change in fair value of warrant liabilities allows for more accurate comparisons of our operating results to our peer companies. Because of the characteristics of warrant liabilities, management excludes the change in fair value when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3) The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

(4) All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

CHINA HYDROELECTRIC CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In US $000’s)

	As of June 30, 2012	As of December 31, 2011

	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	8,206	8,391
Accounts receivable (net of allowance for doubtful accounts of US$nil as of June 30, 2012 and December 31, 2011)	15,472	4,246
Deferred tax assets	1,587	1,799
Amounts due from related parties (net of allowance for doubtful accounts of US$1,334 as of June 30, 2012 and December 31, 2011)	85	—
Prepayments and other current assets (net of provision for impairment allowance of US$714 as of June 30, 2012 and December 31, 2011)	3,899	2,999
Assets classified as held-for-sale	—	21,693

Total current assets	29,249	39,128

Non-current assets:
Property, plant and equipment, net	570,158	580,964
Land use right, net	49,888	50,666
Intangible assets, net	5,666	5,788
Goodwill	135,136	135,651
Deferred tax assets	1,128	1,767
Other non-current assets	706	951

Total non-current assets	762,682	775,787

TOTAL ASSETS	791,931	814,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,854	5,251
Short-term loans	24,441	20,881
Current portion of long-term loans	54,497	51,651
Amounts due to related parties	12,282	12,174
Accrued expenses and other current liabilities	61,196	75,002
Deferred tax liabilities	357	536
Warrant liabilities	88	440
Liabilities directly associated with the assets classified as held-for-sale	—	11,920

Total current liabilities	156,715	177,855

Non-current liabilities:
Long term loans	207,081	215,382
Deferred tax liabilities	26,635	26,563
Other non-current liabilities	230	237

Total non-current liabilities	233,946	242,182

TOTAL LIABILITIES	390,661	420,037

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of June 30, 2012, and December 31, 2011; 161,989,097 shares issued and outstanding as of June 30, 2012 and December 31, 2011)	162	162
Additional paid in capital	509,620	509,499
Accumulated other comprehensive income	40,626	42,968
Accumulated deficit	(149,750)	(158,229)

Total China Hydroelectric Corporation shareholders’ equity	400,658	394,400
Non-controlling interests	612	478

TOTAL SHAREHOLDER’S EQUITY	401,270	394,878

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	791,931	814,915

CHINA HYDROELECTRIC CORPORATION
NET (LOSS)/INCOME TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended		Six Months Ended

	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Net income (loss) attributable to China Hydroelectric Corporation shareholders	7,694	(1,382)	8,479	(6,992)
Interest expenses, net	7,084	5,551	14,788	10,623
Other non-cash charges, including exchange loss, change in fair value of warrant liabilities, and stock-based compensation expense	(1,264)	1,180	(244)	2,386
Income tax expenses	5,641	2,433	7,086	1,749
Interest expenses, income tax expenses, depreciation and amortization related to discontinued operations	—	393	229	731
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,771	5,547	11,442	10,849

EBITDA, attributable to China Hydroelectric Corporation shareholders, as adjusted	24,926	13,722	41,780	19,346

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted	74%	69%	74%	63%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability, stock-based compensation, bad debt, impairment loss on long-lived assets, and impairment loss on goodwill. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted, is calculated by dividing the period’s EBITDA by net revenue including discontinued operations.

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US $000’s)

	Six Months Ended

	June 30, 2012	June 30, 2011

Cash flows from operating activities:
Net income (loss)	8,615	(7,224)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	11,863	11,577
Deferred income taxes	997	(371)
Changes in fair value of warrant liabilities	(352)	—
Amortization of debt issuance costs	23	12
Stock-based compensation expense	154	1,922
Loss from disposal of property, plant and equipment	297	70
Exchange (gain) loss	(46)	464
Gain from disposal of discontinue operation	(1,376)	—
Amortization of Government Grant	(2)	—
Changes in operating assets and liabilities:
Accounts receivable	(11,347)	(6,667)
Amounts due from related parties	(85)	—
Prepayments and other current assets	(800)	1,884
Other non-current assets	157	(44)
Accounts payable	(519)	(164)
Amounts due to related parties	(4)	—
Other non-current liabilities	(6)	1
Accrued expenses and other current liabilities	(9,037)	(4,624)

Net cash used in operating activities	(1,468)	(3,164)

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(4,704)	(17,807)
Proceeds from the disposal of subsidiaries	10,843	—
Cash deposit for potential acquisitions	—	(687)
Acquisition of property, plant and equipment	(4,699)	(1,298)
Proceeds from disposal of property, plant and equipment	34	92
Payment to contractors for construction projects	(1,257)	(1,710)

Net cash provided by (used in) investing activities	217	(21,410)

Cash flows from financing activities:
Proceeds from short-term loans	11,479	5,055
Proceeds from long-term loans	3,200	44,513
Proceeds from loans from related parties	158	—
Proceeds from loans from third party	16,098	—
Purchase of subsidiary shares from non-controlling interests	—	(1,204)
Repayment of loans from third party	(14,364)	—
Repayment of short-term loans	(7,833)	(10,386)
Repayment of long-term loans	(7,650)	(34,424)
Repayment of loans from related parties	—	(2,297)

Net cash provided by financing activities	1,088	1,257

Net (decrease) in cash and cash equivalents	(163)	(23,317)

Effect of changes in exchange rate on cash and cash equivalents	(33)	(29)

Cash and cash equivalents at the beginning of the period	8,402	33,457

Cash and cash equivalents at the end of the period	8,206	10,111